SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of September, 2004.

Contents:

Enclosure 1.	Press release: Notice of results and update on NASDAQ listing dated September 13, 2004.

Enclosure 2.	Press release: Notice of Holding(s) in the Company.

Enclosure 3.	Press release: New patent granted.

Enclosure 1.

BioProgress PLC

13 September 2004

Press Release	13 September 2004

BioProgress plc

Notice of results and update on NASDAQ listing

BioProgress plc (LSE:AIM: BPRG), a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, will be announcing its Interim Results for the six months to 30 June 2004 on Wednesday 29 September 2004.

BioProgress also advises that, due to the timing of these Interim Results, the planned listing of its Ordinary Shares in the form of American Depositary Receipts (ADRs) on the NASDAQ National Market in the USA has been changed to 20th October 2004. This will ensure the Company is not in a closed period during the run-up to the NASDAQ listing.

BioProgress is not currently planning to issue further shares or raise further capital at the time of the NASDAQ listing. Taylor Rafferty (www.taylor-rafferty.com) has been appointed to advise on Public Relations and Investor Relations in the USA.

- Ends -

For further information:

BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674
grahamhind@bioprogress.com
www.bioprogress.com

Media enquiries:

Abchurch

Heather Salmond / Alex Tweed	Tel: +44 (0) 20 7398 7700
heather.salmond@abchurch-group.com
www.abchurch-group.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over 80 patents within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

Enclosure 2

BioProgress PLC

13 September 2004

Bioprogress plc (the ‘Company’)

The Company has today been notified that Malcolm Brown no longer has a notifiable interest in the issued share capital of the company.

Enclosure 3

BioProgress PLC

14 September 2004

Press Release	14 September 2004

BioProgress plc

(‘BioProgress’ or ‘the Company’)

New patent granted

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today that one of its pending patents had now been granted in Europe.

The patent relates to a new type of capsule made from ‘foamed’ film, whereby gas is blown into the film during production resulting in a film with a honeycombed structure. The voids in the film may be gas filled, empty or filled with other materials to produce specific taste-burst characteristics or to deliver active drugs.

The light honeycombed film structure results in capsules that dissolve rapidly, releasing the capsule contents into the mouth. The capsule wall film residue also dissolves quickly with a pleasant melt-in-the-mouth sensation not achievable with gelatin type materials that are chewy and remain in the mouth long after the capsule contents has been delivered.

The patent also includes a ‘Septum’ double chamber capsule made from ‘foamed’ film, enabling two separate actives to be released simultaneously in-the-mouth.

Graham Hind, Chief Executive Officer of BioProgress, said: ‘The preliminary machine design for the production of foamed film capsules has been completed. We are very excited about this new patented technology which compliments well our SoluleavesTM dissolve-in-the-mouth film technology. It provides a new pleasant-to-take format to enable the delivery of drugs requiring higher individual doses than is possible in a single square of dissolve-in-the-mouth film, simply because the physical film volume in a small square of film is too small to accommodate a large dose of drug.

‘The BioProgress business is about developing close relationships with major global companies and through our technology providing them with innovative solutions to add value to their brands and business. This new patent provides BioProgress with a valuable extension of our protected technology offering.’

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

- Ends -

For further information:

BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655674
grahamhind@bioprogress.com
www.bioprogress.com

Media enquiries:

Abchurch

Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7398 7700
henry.ht@abchurch-group.com
www.abchurch-group.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over 80 patents within twenty-four patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: September 14, 2004	Elizabeth Edwards
Chief Financial Officer